Filed by Dragoneer Growth Opportunities Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 and

Rule 14d-2(b) under the Securities Exchange Act of 1934

Subject Company: Dragoneer Growth Opportunities Corp.

(Commission File No. 333-254845)

On July 15, 2021, CCC Intelligent Solutions Inc. (“CCC”) issued the following press release.

CCC Media Contact: Michelle Hellyar

CCC BRINGS PROVEN AI TO COLLISION REPAIRERS

CCC ONE® Estimating - IQ will Use Advanced AI to Accelerate Estimating for the

Collision Repair Industry

CHICAGO – July 15, 2021 – CCC Intelligent Solutions Inc. (CCC) announces its plan to further enhance CCC ONE®, the collision repair industry’s leading estimating platform, incorporating advanced AI into its estimating application later this quarter. The new feature, CCC ONE® Estimating – IQ, will provide collision repair facilities a jump start on estimating, applying machine learning to pre-populate estimates with parts and labor operations based on photos of vehicle damage and configurations by the repair facility. The upgrade will put advanced AI at the fingertips of estimators across the industry, informing and speeding the repair process and improving the repair experience for their customers.

“Collision repairers have helped inform CCC’s industry-leading AI models writing more than 150 million estimates on CCC ONE. CCC is now applying that knowledge to accelerate estimating for collision repairers,” said Mark Fincher, Vice President, Market Solutions, CCC Intelligent Solutions. “CCC is excited to make AI-driven estimating available to tens of thousands of repair facilities nationwide using CCC ONE. Incorporating our proven AI, CCC ONE Estimating - IQ will streamline routine tasks and give collision estimators more time to focus on high impact activities.”

The incorporation of AI into CCC ONE follows a recent modernization of the CCC ONE Estimating interface. The intuitively designed interface delivers mobility and functionality that makes writing estimates at the vehicle quick and easy, including real-time tips and reminders, improved in-line editing capabilities, and an enhanced shopping cart for parts ordering at the time of estimate. CCC ONE Estimating - IQ can accept photos of vehicle damage shared from insurers with repair partners when appointments are booked after an accident. Photos shared include CCC’s AI heat map technology, giving repairers more visibility to incoming vehicle damage, speeding repair planning.

“The improved CCC ONE experience underscores CCC’s commitment to providing collision repairers with trusted technology,” said Arlo Johnson, SVP Insurance at Driven Brands. “As vehicles get more complex and connectivity with partners becomes more important to reducing cycle time, collision repairers need to have real-time access to information and advanced insights. CCC ONE helps us keep pace with and drive improvements across our business.”

CCC ONE Estimating – IQ will be made available to all repair facilities who license CCC ONE Estimating. Insurer-provided photos of vehicle damage are available to repairers using the CCC® Engage customer experience platform. CCC ONE Estimating - IQ is compatible with any full-screen, web-enabled device and incorporates online updates, providing repair facilities with new levels of versatility and a strong foundation for ongoing innovation.

Learn more about CCC ONE Estimating - IQ.

About CCC

CCC is a leading SaaS platform for the multi-trillion-dollar P&C insurance economy powering operations for insurers, repairers, automakers, part suppliers, lenders, and more. CCC cloud technology connects more than 30,000 businesses digitizing mission-critical workflows, commerce, and customer experiences. A trusted leader in AI, IoT, customer experience, network and workflow management, CCC delivers innovations that keep people’s lives moving forward when it matters most. Learn more about CCC at www.cccis.com.

CCC Media Contact: Michelle Hellyar

Special Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that are based on beliefs and assumptions and on information currently available. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Forward-looking statements in this press release include, but are not limited to, statements regarding the launch of CCC’s offering of CCC ONE® Estimating – IQ, the benefits and availability of product features and functions and the success of the offering. Such differences may be material. We cannot assure you that the forward-looking statements in this press release will prove to be accurate. These forward-looking statements are subject to a number of risks and uncertainties, including, among others, challenges inherent in product research and development; competition, including technological advances and new products marketed by competitors; changes to applicable laws and regulations; and other risks and uncertainties, including those included under the header “Risk Factors” in the registration statement on Form S-4 (the “registration statement”) filed by Dragoneer Growth Opportunities Corp. (“Dragoneer”) with the U.S. Securities and Exchange Commission (“SEC”) and those included under the header “Risk Factors” in the Dragoneer annual report on Form 10-K, as amended, both of which can be obtained, without charge, at the SEC’s website (www.sec.gov). The forward-looking statements in this press release represent our views as of the date of this press release. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this press release.

Additional Information

In connection with the business combination, Dragoneer has filed with the SEC the registration statement, which included a preliminary proxy statement and preliminary prospectus. Dragoneer has mailed the proxy statement/prospectus and other relevant documents to its shareholders on or about July 7, 2021. This press release is not a substitute for the registration statement, the proxy statement/prospectus or any other document that Dragoneer is sending to its shareholders in connection with the business combination. Investors and security holders of Dragoneer are advised to read the proxy statement/prospectus in connection with Dragoneer’s solicitation of proxies for its extraordinary general meeting of shareholders to be held on July 29, 2021 to approve the business combination (and related matters) because the proxy statement/prospectus contains important information about the business combination and the parties to the business combination. The proxy statement/prospectus will be mailed to shareholders of Dragoneer as of June 7, 2021, the record date. Shareholders may also obtain copies of the proxy statement/prospectus, without charge, at the SEC’s website at www.sec.gov or by directing a request to: Dragoneer Growth Opportunities Corp., One Letterman Drive, Building D, Suite M500, San Francisco, California, 94129.

CCC Media Contact: Michelle Hellyar

Participants in the Solicitation

Dragoneer, CCC and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Dragoneer’s shareholders in connection with the business combination. Investors and security holders may obtain more detailed information regarding the names and interests in the business combination of Dragoneer’s directors and officers in Dragoneer’s filings with the SEC, including the registration statement, which includes the proxy statement/prospectus of Dragoneer for the business combination, and such information and names of CCC’s directors and executive officers are also included in such registration statement.

Disclaimer

This press release is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the business combination or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.